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EXHIBIT 21

                              LIST OF SUBSIDIAIRIES

- Microcell Solutions Inc., a corporation existing under the CBCA and doing business under the trade-mark Fido(R).

- Telcom Investments Inc., a corporation existing under the laws of the state of Delaware.

-     Inukshuk Internet Inc., a corporation existing under the CBCA.